# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Universe Pharmaceuticals INC, CIK 0001809616
CUSIP: G9442G138
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 265 Jingjiu Avenue, Jinggangshan Economic and Technological, Ji'an, Jiangxi, China (F4), 343100
Date of event which requires filing of this statement: 07/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148687

## Reporting persons
- Star Voyage International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 497,917; sole dispositive power 0; shared dispositive power 497,917; aggregate amount beneficially owned 497,917 (9.94% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 497,917 Class A ordinary shares held by Star Voyage International Limited, a company with limited liability formed in the British Virgin Islands. Star Voyage International Limited is wholly owned and controlled by Xuncheng Chen, an individual.
  
  Percentage of class is calculated based on 5,008,313 Class A ordinary shares outstanding as of July 27, 2026.
- Xuncheng Chen: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 497,917; sole dispositive power 0; shared dispositive power 497,917; aggregate amount beneficially owned 497,917 (9.94% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 497,917 Class A ordinary shares held by Star Voyage International Limited, a company with limited liability formed in the British Virgin Islands. Star Voyage International Limited is wholly owned and controlled by Xuncheng Chen, an individual.
  
  Percentage of class is calculated based on 5,008,313 Class A ordinary shares outstanding as of July 27, 2026.

## Item 1. Issuer
Name of issuer: Universe Pharmaceuticals INC
Address of issuer's principal executive offices: 265 Jingjiu Avenue, Jinggangshan Economic and Technological, Ji'an, Jiangxi, CHINA, 343100

## Item 2. Person Filing
Name of person filing:
Star Voyage International Limited
Xuncheng Chen
Address of principal business office or, if none, residence:
Star Voyage International Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands
Xuncheng Chen: Room 702, Building 8, Agile Lakeview Bay, Shanwei, Guangdong Province 516600, People's Republic of China
Citizenship:
Star Voyage International Limited: British Virgin Islands
Xuncheng Chen: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Star Voyage International Limited: 497,917.00
Xuncheng Chen: 497,917.00
Percent of class:
Star Voyage International Limited: 9.94%
Xuncheng Chen: 9.94%
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Star Voyage International Limited: /s/ Xuncheng Chen, Xuncheng Chen/Director (09/01/2026)
- Xuncheng Chen: /s/ Xuncheng Chen, Xuncheng Chen (09/01/2026)